FTC Solar, Inc.
9020 N Capital of Texas Hwy, Suite I-260
Austin, Texas 78759

July 5, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561
Attn:   Gregory Herbers

Re:	FTC Solar, Inc. Registration Statement on Form S-3 (File No. 333-265842) Request for Acceleration of Effective Date

Ladies and Gentlemen:

We refer to the registration statement on Form S-3 (File No. 333-265842) (the “Registration Statement”) of FTC Solar, Inc. (the “Company”).

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:30 P.M. (Eastern time) on Thursday, July 7, 2022, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Please call Andrea L. Nicolas of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-3416, to confirm the effectiveness of the Registration Statement.

Very truly yours,

FTC Solar, Inc.

By:	/s/ Sean Hunkler
	Name:	Sean Hunkler
	Title:	Chief Executive Officer (Principal Executive Officer)